EXHIBIT A
TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months	Three Months	Three Months	Three Months	Year
	Ended	Ended	Ended	Ended	Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009
	Adjusted(1)	Adjusted(1)	Adjusted(1)	Adjusted(1)	Adjusted(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	76,409	81,119	81,639	86,862	326,029

OPERATING EXPENSES
Voyage expenses	518	222	743	419	1,902
Vessel operating expenses	18,741	18,178	19,126	21,437	77,482
Depreciation and amortization	19,326	20,160	18,901	20,355	78,742
General and administrative	3,555	4,056	4,952	5,599	18,162
Restructuring charge	1,951	709	393	197	3,250

Total operating expenses	44,091	43,325	44,115	48,007	179,538

Income from vessel operations	32,318	37,794	37,524	38,855	146,491

OTHER ITEMS
Interest expense	(17,119)	(16,115)	(13,396)	(12,651)	(59,281)
Interest income	3,975	3,508	3,375	3,015	13,873
Realized and unrealized (loss) gain on derivative instruments	(16,236)	8,642	(33,882)	526	(40,950)
Foreign exchange gain (loss)	20,428	(22,379)	(17,559)	8,675	(10,835)
Equity income (loss)	9,192	11,942	(781)	7,286	27,639
Other income (expense) — net	169	9	61	(541)	(302)

Total other items	409	(14,393)	(62,182)	6,310	(69,856)

Net income (loss)	32,727	23,401	(24,658)	45,165	76,635

Net income (loss) attributable to:
Non-controlling interest in net income (loss)	5,427	17,186	2,785	3,912	29,310
General Partner’s interest in net income (loss)	1,583	1,162	488	1,947	5,180
Limited Partners’ interest in net income (loss)	25,717	5,053	(27,931)	39,306	42,145

Limited Partners’ interest in net income (loss) per:
Common unit (basic and diluted)	0.60	0.13	(0.58)	0.79	0.86
Subordinated unit (basic and diluted)	0.53	(0.01)	(0.58)	0.76	0.80
Total unit (basic and diluted)	0.58	0.10	(0.58)	0.78	0.85
Weighted-average number of units outstanding:
Common unit (basic and diluted)	33,382,764	39,078,943	41,021,963	42,801,009	40,912,100
Subordinated unit (basic and diluted)	11,050,929	9,310,306	7,367,286	7,367,286	8,760,006
Total units (basic and diluted)	44,433,693	48,389,249	48,389,249	50,168,295	49,672,106

(1)
Previously reported financial information has been adjusted in these statements, primarily to correct the recognition of unearned revenue relating to the Partnership’s direct financing leases in the Partnership’s 69% interest in the two Tangguh LNG carriers and the Partnership’s 40% interest in the four RasGas 3 LNG carriers. The adjustments for accounting for direct financing leases reflect the use of the effective interest rate method as opposed to using the straight-line method when recognizing unearned revenue under these leases.

Increase (decrease) to the previously reported consolidated statements of income (loss) and limited partners’ interest in net income (loss) per unit

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Year Ended
(in thousands of U.S. dollars)	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009

Voyage revenues	736	995	1,856	1,313	4,900
Vessel operating expenses	—	—	—	600	600
Depreciation and amortization	—	—	—	345	345

Income from vessel operations	736	995	1,856	368	3,955
Equity income (loss)	5,319	1,809	1,718	1,695	10,541

Net income	6,055	2,804	3,574	2,063	14,496

Non-controlling interests in net income (loss)	736	995	967	400	3,098
General Partner’s interest in net income (loss)	106	37	52	33	228
Limited Partners’ interest in net income (loss)	5,213	1,772	2,555	1,630	11,170

	6,055	2,804	3,574	2,063	14,496

Limited Partners’ interest in net income (loss) per:
Common units (basic and diluted)	0.12	0.03	0.05	0.03	0.22
Subordinated units (based and diluted)	0.12	0.04	0.05	0.03	0.26
Total unit (basic and diluted)	0.12	0.03	0.05	0.03	0.23

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at	As at
	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009
	Adjusted(1)	Adjusted(1)	Adjusted(1)	Adjusted(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	200,960	94,199	90,485	102,570
Restricted cash — current	28,671	32,221	35,574	32,427
Accounts receivable	8,411	7,434	6,103	6,407
Prepaid expenses	6,304	5,843	8,795	5,505
Other current assets	1,633	1,651	2,336	2,090
Current portion of derivative assets	13,962	15,259	16,402	16,337
Current portion of net investments in direct financing leases	2,782	5,412	5,305	5,196
Advances to affiliates	9,980	10,176	11,926	20,715

Total current assets	272,703	172,195	176,926	191,247

Restricted cash — long-term	603,544	610,373	614,943	579,093

Vessels and equipment
At cost, less accumulated depreciation	1,068,661	888,481	885,511	913,484
Vessels under capital leases, at cost, less accumulated depreciation	920,875	912,978	908,040	903,521
Advances on newbuilding contracts	54,871	55,661	56,421	57,430

Total vessels and equipment	2,044,407	1,857,120	1,849,972	1,874,435

Investment in and advances to joint venture	73,486	86,739	85,870	93,319
Net investments in direct financing leases	202,246	402,496	417,531	416,245
Other assets	26,300	26,593	23,395	23,915
Derivative assets	107,356	35,980	55,574	15,794
Intangible assets	139,522	137,240	134,958	132,675
Goodwill	35,631	35,631	35,631	35,631

Total assets	3,505,195	3,364,367	3,394,800	3,362,354

LIABILITIES AND EQUITY
Accounts payable	12,311	4,871	7,445	4,587
Accrued liabilities	24,578	31,266	33,175	39,722
Unearned revenue	9,704	9,098	14,165	7,901
Current portion of long-term debt	56,276	65,617	66,558	66,681
Current obligations under capital leases	145,890	149,285	44,739	41,016
Current portion derivative liabilities	41,898	45,629	52,393	50,056
Advances from joint venture partners	1,236	1,236	1,236	1,294
Advances from affiliates	92,668	99,723	99,387	111,104

Total current liabililties	384,561	406,725	319,098	322,361

Long-term debt	1,333,865	1,265,260	1,340,462	1,282,391
Long-term obligations under capital lease	663,872	668,587	779,626	743,254
Other long-term liabilities	56,591	54,389	55,097	56,373
Derivative liabilities	183,031	93,480	130,853	83,950

Total liabilities	2,621,920	2,488,441	2,625,136	2,488,329

Equity
Non-controlling interest	8,289	25,475	7,595	13,807
Partners’ equity	874,986	850,451	762,069	860,218

Total equity	883,275	875,926	769,664	874,025

Total liabilities and total equity	3,505,195	3,364,367	3,394,800	3,362,354

(1)
Previously reported financial information has been adjusted in these statements, primarily to correct the recognition of unearned revenue relating to the Partnership’s direct financing leases in the Partnership’s 69% interest in the two Tangguh LNG carriers and the Partnership’s 40% interest in the four RasGas 3 LNG carriers. The adjustments for accounting for direct financing leases reflect the use of the effective interest rate method as opposed to using the straight-line method when recognizing unearned revenue under these leases.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)
Increase (decrease) to the previously reported consolidated balance sheets

	As at	As at	As at	As at
	March 31	June 30	September 30	December 31
(in thousands of U.S. dollars)	2009	2009	2009	2009

ASSETS
Prepaid expenses	—	—	—	(600)
Current portion of net investment in direct financing leases	(2,765)	(5,981)	(6,550)	(6,340)

Total current assets	(2,765)	(5,981)	(6,550)	(6,940)

Vessels and equipment	—	—	—	(345)
Investment in and advances to joint venture	5,319	7,128	8,846	10,541
Net investments in direct financing leases	3,501	7,712	10,137	11,240

Total Assets	6,055	8,859	12,433	14,496

Equity
Non-controlling interest	736	1,731	1,085	1,485
Partners’ equity	5,319	7,128	11,348	13,011

Total equity	6,055	8,859	12,433	14,496

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months	Six Months	Nine Months	Year
	Ended	Ended	Ended	Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	Adjusted(1)	Adjusted(1)	Adjusted(1)	Adjusted(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	32,727	56,128	31,470	76,635
Non-cash items:
Unrealized loss (gain) on derivative instruments	10,336	(7,043)	16,348	3,788
Depreciation and amortization	19,326	39,486	58,387	78,742
Foreign currency exchange (gain) loss	(20,620)	1,651	18,763	9,533
Equity based compensation	92	184	277	361
Equity income	(9,192)	(21,134)	(20,353)	(27,639)
Accrued interest and other — net	2,515	4,346	5,820	32,383
Change in non-cash working capital items related to operating activities	17,481	17,600	31,036	29,537
Expenditures for drydocking	—	—	(5,456)	(9,729)

Net operating cash flow	52,665	91,218	136,292	193,611

FINANCING ACTIVITIES
Proceeds on sale of 1% interest in Kenai LNG Carriers	—	—	—	2,300
Proceeds from issuance of long-term debt	85,695	88,519	162,826	220,050
Debt issuance costs	—	—	—	(1,281)
Scheduled repayments of long-term debt	(31,897)	(45,493)	(61,541)	(77,706)
Prepayments of long-term debt	(25,000)	(95,900)	(95,900)	(185,900)
Scheduled repayments of capital lease obligations and other long-term liabilities	(2,347)	(4,711)	(7,092)	(37,437)
Proceeds from follow-on offering, net of offering costs	68,532	68,532	68,532	162,559
Advances to and from affiliates	21,339	25,246	17,954	23,425
Decrease in restricted cash	628	972	1,390	1,595
Cash distributions paid	(26,789)	(55,993)	(85,196)	(114,539)
Excess of purchase price over the contributed basis of Teekay Tangguh Borrower LLC	—	—	(31,829)	(31,829)

Net financing cash flow	90,161	(18,828)	(30,856)	(38,763)

INVESTING ACTIVITIES
Purchase of Teekay Tangguh Borrower LLC	—	—	(37,259)	(37,259)
Advances to joint venture	(1,210)	(2,610)	(2,610)	(2,856)
Receipts from direct financing leases	605	1,528	2,945	4,426
Expenditures for vessels and equipment	(58,902)	(94,750)	(95,669)	(134,230)

Net investing cash flow	(59,507)	(95,832)	(132,593)	(169,919)

Increase (decrease) in cash and cash equivalents	83,319	(23,442)	(27,157)	(15,071)
Cash and cash equivalents, beginning of the period	117,641	117,641	117,641	117,641

Cash and cash equivalents, end of the period	200,960	94,199	90,484	102,570

(1)
Previously reported financial information has been adjusted in these statements, primarily to correct the recognition of unearned revenue relating to the Partnership’s direct financing leases in the Partnership’s 69% interest in the two Tangguh LNG carriers and the Partnership’s 40% interest in the four RasGas 3 LNG carriers. The adjustments for accounting for direct financing leases reflect the use of the effective interest rate method as opposed to using the straight-line method when recognizing unearned revenue under these leases.

Increase (decrease) to previously reported consolidated statements of cash flows

	Three Months Ended	Six Months Ended	Nine Months Ended	Year Ended
(in thousands of U.S. dollars)	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009

Net income	6,055	8,859	12,433	14,496
Depreciation and amortization	—	—	—	345
Equity income	(5,319)	(7,128)	(8,846)	(10,541)
Change in non-cash working capital items related to operating activities	—	—	—	600

Net operating cash flows	736	1,731	3,587	4,900

Net financing cash flows(2)	—	—	1,613	1,613

Purchase of Teekay Tangguh Borrower LLC	—	—	(1,613)	(1,613)
Receipts from direct financing lease	(736)	(1,731)	(3,587)	(4,900)

Net investing cash flows	(736)	(1,731)	(5,200)	(6,513)

Change in cash flows	—	—	—	—

(2)	Decrease to “Excess of purchase price over the contributed basis of Teekay Tangguh Borrower LLC”.